February 25, 2010

Harvest Operations Corp.
2100, 330 – 5th Avenue SW
Calgary, Alberta
T2P 0L4

Attention:	Mr. Rob Morgan
Chief Operating Officer, Upstream

Reference:	Harvest Operations Corp.
Evaluation of Oil & Gas Reserves
Constant Prices and Costs

Dear Sir:

Pursuant to your request, we have prepared an evaluation of the proved and probable crude oil, natural gas and natural gas products reserves and the net present values of these reserves for the petroleum and natural gas interests of Harvest Operations Corp., hereinafter referred to as the "Company", as of December 31, 2009. The reserves estimates and future net revenue forecasts have been prepared and presented in accordance with the Canadian standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) and National Instrument NI 51-101.

The future net revenues and net present values presented in this report were calculated using constant prices and costs based on the crude oil, natural gas and natural gas product prices in effect at December 31, 2009 with no inflation of operating or capital costs and were presented in Canadian dollars. Most of the future net revenues and net present value estimates in this report are presented before income taxes although future net revenues and net present value estimates were presented after income tax in selected tables in this summary report at the corporate level. The future net revenues presented in this report may not necessarily represent the fair market value of the reserves estimates. The properties evaluated in this report were indicated to include approximately 40 percent of the Company's conventional petroleum and natural gas interests in Canada. The Company's principal crude oil properties are located in the Suffield area in the Province of Alberta and the Hazelwood area in the Province of Saskatchewan. The principal natural gas properties are located in the Crossfield and Cecil areas in the Province of Alberta.

2200, Bow Valley Square 3, 255 - 5 Avenue SW, Calgary AB T2P 3G6 Tel: (403) 262-5506 Fax: (403) 233-2744 www.mcdan.com

Harvest Operations Corp.	Page 2
Constant Prices and Costs	February 25, 2010

The Company's share of remaining reserves and net present values are presented on a total Company basis in the summary section of this report (Tables B to E are presented in NI 51-101 F1 format). The location of the Company’s major properties and a summary of the forecast production, net revenue and reserves distributions are presented graphically in this section. Tables summarizing the reserves, production and revenues for the various reserves classes are presented in Appendices 1 to 10. A summary of the Company’s interests and encumbrances in each property is presented in Appendix 11. Discussions of the assumptions and methodology employed to prepare the reserves estimates and future revenue forecasts are also contained in the "Evaluation Methodology" section.

In preparing this report, we relied upon factual information including ownership, technical well data, production, prices, revenues, operating costs, capital costs, contracts, and other relevant data from public sources as well as non-public data supplied by the Company. The extent and character of all factual information supplied by the Company were relied upon by us in preparing this report and has been accepted as represented without independent verification. We have relied upon representations made by the Company as to the completeness and accuracy of the data provided and that no material changes in the performance of the properties has occurred nor is expected to occur, from that which was projected in this report, between the date that the data was obtained for this evaluation and the date of this report, and that no new data has come to light that may result in a material change to the evaluation of the reserves presented in this report.

The reserves estimates presented in this report were prepared on the basis of an overall evaluation of the reserves of the Company. Individual property reserves estimates may not reflect the same confidence level as required by the reserves definitions for the overall group of properties. Consequently, McDaniel & Associates reserves the right to re-assess the reserves estimates and future net revenues for any individual property or group of properties if considered in isolation.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Harvest Operations Corp. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Harvest Operations Corp. without the knowledge and consent of McDaniel & Associates Consultants Ltd.

Harvest Operations Corp.	Page 3
Constant Prices and Costs	February 25, 2010

We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available, if any data between the effective date of the evaluation and the date of this report were to vary significantly from that forecast, or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

“signed by C. B. Kowalski”	“signed by C. O. Chan”
C. B. Kowalski, P. Eng.	C. O. Chan, P. Eng.

“signed by M. J. Verney”	“signed by M. L. Guichon”
M. J. Verney, E. I. T.	M. L. Guichon, E. I. T.

“signed by Ronald F. Ott”	“signed by A. M. G. Reiter”
Ronald F. Ott, P. Geol.	A. M. G. Reiter, C. Tech.

“signed by N. E. Prefontaine”
N. E. Prefontaine, Geol. I. T.

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

CBK/COC/MLG/RFO/AMGR/NEP:jep	Signature	“signed by B. J. Wurster”
[10-0048]	Date	Thursday, February 25, 2010

PERMIT NUMBER: P 3145
The Association of Professional Engineers,
Geologists and Geophysicists of Alberta

HARVEST OPERATIONS CORP.
Evaluation of Oil & Gas Reserves
Based on Constant Prices and Costs
As of December 31, 2009

Evaluation Methodology

INTRODUCTION

Estimates of the proved and probable crude oil, natural gas and natural gas products reserves and the associated net present values before and after income taxes attributable to the properties of the Company have been presented in this report as of December 31, 2009. Reserves estimates were prepared for 68 properties in which the Company was indicated to have an interest in Western Canada based on detailed studies of the reservoir and performance characteristics as well as historical revenues and costs.

The basic information employed in the preparation of this report was obtained from the Company's files, public sources and from our own non-confidential files. A field inspection of the properties was not conducted in view of the generally accepted reliability of the data sources for Western Canadian properties.

The effective date of this report is December 31, 2009. The reserves estimates presented herein were based on the operating and economic conditions and development status as of that date except for changes planned for the immediate future or in the process of implementation. The reserves estimates and future net revenue forecasts have been prepared and presented in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (COGEH) and National Instrument NI 51-101. A brief review of the methodology employed in arriving at the reserves and net present value estimates is presented in this section.

RESERVES ESTIMATES

Crude Oil

The crude oil reserves estimates presented in this report were based on a review of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the original oil in-place were based on individual well petrophysical interpretations, geological studies of pool configurations, and in some cases on published estimates. In those cases where indicative oil production decline and/or increasing gas-oil and oil cut trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. Where definitive production information was not yet available, the reserves estimates were usually volumetrically determined using recovery factors based on analogy with similar wells or reservoirs or on estimates of recovery efficiencies. The cumulative production figures were taken from published sources or from records of the Company and estimated for those recent periods where such data were not available.

Harvest Operations Corp.	Page 2
Constant Prices and Costs	February 25, 2010

Natural Gas and Products

The natural gas reserves estimates for non-associated gas and gas cap pools were based on a study of the volumetric data and performance characteristics of the individual wells and reservoirs in question. Volumetric estimates of the initial gas in-place were based on individual well petrophysical interpretations, geological studies of the pools and areas, and in some cases on published estimates. Material balance estimates of the initial gas in-place were employed where sufficient information was available for a reliable estimate. The reserves recoverable from the currently producing properties were estimated from studies of production performance characteristics and/or reservoir pressure histories. In those cases where indicative gas production decline and/or increasing oil-gas ratio and water-gas ratio trends were evident, the remaining reserves were determined by extrapolating these trends to economic limiting conditions. In cases of competitive drainage in multi-well pools the reserves were based on an analysis of the relevant factors relating to the future pool depletion by existing and possible future wells. The recovery factors for the non-producing properties were estimated from a consideration of test rates, reservoir pressures and by analogy with similar wells or reservoirs.

Natural gas reserves estimates for solution gas production from producing crude oil properties were based on an analysis of producing gas-oil ratios and existing sales gas recoveries. Solution gas reserves were assigned to non-producing oil properties where there was a likelihood of those reserves being recovered and sold from existing facilities or facilities that are expected to be available in the near future.

The natural gas products reserves estimates for the producing properties were based on historical and anticipated future recoveries of these products from the natural gas reserves. The natural gas products recoveries from the non-producing natural gas reserves were estimated from gas analyses, well test information and from analogy with similar reservoirs. Natural gas products reserves were only assigned to non-producing properties in those cases where there was a likelihood that the gas production would be processed through existing facilities capable of extracting these products or where such a facility will be available in the near future.

Harvest Operations Corp.	Page 3
Constant Prices and Costs	February 25, 2010

RESERVES DEFINITIONS

The crude oil, natural gas and natural gas products reserves estimates presented in this report have been based on the definitions and guidelines prepared by the Standing Committee on Reserves Definitions of the CIM (Petroleum Society) as presented in the COGE Handbook. A summary of those definitions is presented below.

Reserves Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

  analysis of drilling, geological, geophysical and engineering data;

  the use of established technology; and

  specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates

  Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

  Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

  Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Development and Production Status

Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

  Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Harvest Operations Corp.	Page 4
Constant Prices and Costs	February 25, 2010

  Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

  Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

  Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

  In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest-level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

  at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

  at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

  at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

Harvest Operations Corp.	Page 5
Constant Prices and Costs	February 25, 2010

NET PRESENT VALUE ESTIMATES

The net present values of the crude oil, natural gas and natural gas products reserves were obtained by employing future production and revenue analyses. The future crude oil production was generally predicated on the anticipated performance characteristics of the individual wells and reservoirs in question. The future natural gas production was also predicated on the anticipated performance characteristics of the individual wells and reservoirs in question with an allowance for any gas sales contract or gas processing facility restrictions. In those areas where shut-in natural gas reserves exist, the commencement of production was based on the proximity to a pipeline connection and the relevant factors relating to the future marketing of the reserves. The future production of gas-cap reserves was assumed to occur near the end of the oil producing life. Solution gas production was based on the forecast of the oil producing rates and current and forecast sales gas-oil ratios. The natural gas products production forecasts were based on the anticipated recoveries of these products from the produced natural gas.

The Company's share of future crude oil revenue was derived by employing the Company’s share of production and the indicated reference crude oil price less the historical quality and transportation price differential for each respective field. The indicated natural gas prices with an adjustment for the heating value of the gas were employed to calculate the Company’s share of future natural gas revenues. The indicated reference natural gas products prices with adjustments to reflect historical price differentials realized by the Company in each respective property were employed to calculate the Company’s share of future natural gas products revenues. Royalties and mineral taxes payable to the Crown were estimated based on the methods in effect as of December 31, 2009. Freehold and overriding royalties payable to others were estimated based on the indicated applicable rates. In those cases where a proportionate share of the natural gas gathering and processing charges were indicated to be payable by the Crown or royalties owned by others, these charges have been deducted in determining the net royalties payable.

In all cases, estimates of the applicable capital expenditures and operating costs with no allowance for inflation were deducted in arriving at the Company's share of future net revenues. An allowance for future well abandonment costs was made for all of the Company's working interest wells, however, no allowance was made for the reclamation of well sites or the abandonment and reclamation of any facilities. The net present values were then obtained by employing 5, 10, 15 and 20 percent nominal annual discount rates compounded annually.

The Company's share of remaining reserves and net present values are presented on a total Company basis in the summary section of this report (Tables B to E are presented in NI 51-101 F1 format).

Harvest Operations Corp.	Page 6
Constant Prices and Costs	February 25, 2010

Most of the future net revenues and net present values estimated in this report are presented before income taxes. Future net revenues and net present values are presented after income tax in selected tables at the corporate level. The estimates of future income taxes were based on our understanding of current Canadian Oil and Gas tax calculations, however, income tax experts should be consulted before relying on any of the income tax estimates presented in this report.

The future net revenue forecasts and net present value estimates for the probable reserves were calculated by subtracting the total proved forecasts from the proved plus probable forecasts.

Summaries of the Company's share of remaining reserves together with forecast future revenues, royalties, taxes, operating and capital costs, abandonments, future net revenue, income taxes and net present values are presented in detailed tabulations for each reserves category in Appendices 1 to 10.